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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   Filing No. 1 for the Month Ended March 2001


                              TOWNPAGESNET.COM PLC,
                                  NOW KNOWN AS
                                TPN HOLDINGS PLC
                                ----------------
                           (Exact Name of Registrant)

                             Welton House, Mill Lane
                                Alton, Hampshire
                                England GU34 1HD
                                 United Kingdom
                     --------------------------------------
                    (Address of principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F    X    Form 40-F
                  ----            ----

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes               No   X
          ----             -----

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

               TOWNPAGESNET.COM PLC, NOW KNOWN AS TPN HOLDINGS PLC

      On March 6, 2001, we announced that at an Extraordinary General Meeting of Shareholders held on February 28, 2001, our shareholders approved a change in our name from TownPagesNet.com plc to TPN Holdings plc. Our name change became effective on March 2, 2001, when it was approved by the Registrar of Companies for England and Wales.

      It is not necessary for shareholders to exchange their existing stock certificates for new certificates bearing the new name of our company. Our ordinary shares, which are represented by American Depositary Shares, trade under the symbol "TPN" on the American Stock Exchange and will continue to be traded on such exchange under such symbol. The American Stock Exchange will consider our existing stock certificates as constituting "good delivery" in post-name change transactions involving our ordinary shares.

      We make certain forward-looking statements in this Form 6-K and in documents incorporated by reference in this Form 6-K within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, proposed acquisitions, market forces, corporate strategies, contractual commitments, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this Form 6-K, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made in all of these instances. These forward-looking statements speak as of the date of this Form 6-K.

      We hereby incorporate by reference the text of this Form 6-K, but not the Exhibit attached hereto, into our Registration Statement on Form F-3, and into the prospectus contained therein (File No. 333-51832).

      Exhibit 1. Press Release dated March 6, 2001.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 7, 2001

                                          TOWNPAGESNET.COM PLC,
                                          n/k/a TPN HOLDINGS PLC


                                          By: /s/ Richard I. Walker
                                              -----------------------
                                              Richard I. Walker
                                              Chief Financial Officer


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                                  EXHIBIT INDEX


Exhibit                       Description of Exhibit
-------                       ----------------------

99.1                          Press Release dated March 6, 2001.